SECURITIES AND E
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09058479

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*AB*
3/6

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-53382 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ___12/31/08___
MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

NAME OF BROKER-DEALER:

**BLUEFIN TRADING, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**445 Hamilton Avenue**
(No. and Street)

| **White Plains** | **New York** | **10601** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| **Stephen Abramowitz** | **(212) 964-5545** |
| --- | --- |
| | (Area Code – Telephone No) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 2250** | **Chicago** | **Illinois** | **60604** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
  [X] Certified Public Accountant
  [ ] Public Accountant
  [ ] Accountant not resident in United States or any of its possessions.

---

### FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



# OATH OR AFFIRMATION

I, **Mike Kole** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bluefin Trading, LLC** as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

_____
Chief Financial Officer
Title

Subscribed and sworn to before me this

_26th_ day of _February_ 2009

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

_____
Notary Public

This report** contains (check all applicable boxes)
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



**RYAN & JURASKA**

Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## INDEPENDENT AUDITORS' REPORT

To the Member of
Bluefin Trading, LLC

We have audited the accompanying statement of financial condition of Bluefin Trading, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bluefin Trading, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

*Ryan & Juraska*

Chicago, Illinois
February 25, 2009

# BLUEFIN TRADING, LLC

## STATEMENT OF FINANCIAL CONDITION
### December 31, 2008

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 50,088,019 |
| Securities owned, at fair value | 301,299,983 |
| Exchange membership, at fair value | 300,000 |
| Furniture and equipment, at cost (net of accumulated depreciation and amortization of $548,375) | 546,997 |
| Other assets | 413,164 |
| | $ 352,648,163 |

### LIABILITIES AND MEMBER'S EQUITY

**Liabilities**

| | |
|---|---:|
| Payable to broker-dealer | $ 14,388,514 |
| Securities sold, not yet purchased, at fair value | 240,636,167 |
| Accounts payable and accrued expenses | 7,732,754 |
| Payable to affiliates | 227,286 |
| Other liabilities | 250,000 |
| | 263,234,721 |
| **Member's equity** | 89,413,442 |
| | $ 352,648,163 |

See accompanying notes.

BLUEFIN TRADING, LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## December 31, 2008

1.  **Organization and Business**

    Bluefin Trading, LLC (the "Company"), a New York limited liability company, was formed in May 2001. The Company is a wholly owned subsidiary of Bluefin Holdings L.L.C. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Chicago Mercantile Exchange ("CME") and NYSE Alternext. The Company engages primarily in the proprietary trading of exchange-traded funds, equity securities, equity and index options, and futures contracts.

2.  **Summary of Significant Accounting Policies**

    Revenue Recognition and Securities Valuation
    Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts.

    Securities are traded on various national securities exchanges (or reported on the NASDAQ national market) and are stated at the last reported sales price on the day of valuation. Futures and futures options contracts are traded on various national and international futures and securities exchanges and are stated at the last reported sales price on the day of valuation. All financial instruments are stated at a value that approximates fair value in accordance with Statement of Financial Accounting Standards No. 157.

    Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash Equivalents
    Cash equivalents consist of money market mutual funds and deposits.

    Income Taxes
    No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax return of the sole member.

    Translation of Foreign Currencies
    The Company accounts for its transactions denominated in foreign currencies in accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 52, Foreign Currency Translation. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

2. **Summary of Significant Accounting Policies, continued**

   Depreciation and Amortization
   Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

3. **Exchange Memberships**

   At December 31, 2008, the Company owned a membership at the CME. The Company's operating agreement requires exchange memberships to be valued at the last publicly-reported sales price if such sales price is between the last publicly-reported bid and offer. Otherwise the value will be whichever of the last publicly-reported bid or offer is closer to the last publicly-reported sale. Therefore, as of December 31, 2008 the value of the Company's exchange membership is shown at fair value in the statement of financial condition.

   Generally accepted accounting principles require that such memberships be recorded at cost, or, if a permanent impairment in value has occurred, at a value that reflects management's estimate of the fair value. The effect of this departure from generally accepted accounting principles is an overstatement of member's equity by $62,261 as of December 31, 2008. For the year ended December 31, 2008, the effect of this departure from generally accepted accounting principles is immaterial.

4. **Concentration of Credit Risk**

   At December 31, 2008, a significant credit concentration consisted of approximately $46.2 million, representing the fair value of the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

   At December 31, 2008 a significant credit concentration consisted of cash deposited in bank accounts that exceeded federally insured limits by approximately $49,575,000 which represents approximately 55% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash.

5. **Payable to Broker-Dealer**

   Payable to broker-dealer includes cash balances held at the Company's broker, unrealized gains and losses on open futures contracts and the net amount receivable or payable for securities transactions pending settlement. The broker provides execution, clearing and depository services for the Company's securities and futures trading activities.

6.  **Agreements and Related Party Transactions**

The Company has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corp. ("ML-PRO"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of ML-PRO. The Company's investment in ML-PRO is reflected in other assets in the statement of financial condition. Under the rules of the NYSE Alternext, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ML-PRO, exclusive of its preferred stock investment.

At December 31, 2008, the Company had payables to affiliated entities totaling approximately $227,000. These payables represent the amounts received in excess of expenses paid by the Company on behalf of the affiliated entities. During the year ended December 31, 2008, the Company received payments from Bluefin Grain L.L.C. and Bluefin Specialists Holdings L.L.C. and made payments to Bluefin Energy, LLC, entities related through common ownership, totaling approximately $2,670,000 and $278,000, respectively for the year ended December 31, 2008.

The Company has a revolving loan agreement with the Parent up to a maximum of $15,000,000 that terminates on January 31, 2012. The Company had no outstanding balances on this credit line as of December 31, 2008. Interest is paid on the outstanding principal loan balance at a rate equal to the federal funds rate plus one percent. Interest expense related to the revolving loan agreement was approximately $43,000, for the year ended December 31, 2008.

7.  **Derivative Financial Instruments and Off-Balance Sheet Risk**

In the normal course of business, the Company enters into transactions in derivative financial instruments that include exchange-traded futures and futures options contracts, equity and index options and short stock. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the statement of income.

Futures contracts provide for the delayed delivery/receipt of commodities, securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

7. **Derivative Financial Instruments and Off-Balance Sheet Risk, continued**

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. **Commitments**

The Company conducts it operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessor.

The minimum annual rental commitments under non-cancelable operating leases are as follows as of December 31, 2008:

| Year Ending December 31, | Amount |
|---|---|
| 2009 | 108,000 |
| 2010 | 36,000 |
| Total | $ 144,000 |

9. **Subsequent Events**

In January 2009 caital distributions were paid to the Parent totaling $75,000,000. On January 1, 2009, the Company amended its revolving loan agreement with the Parent thereby increasing the maximum amount that can be loaned to the Company to $30,000,000. As of January 31, 2009, the Company had an outstanding loan balance to the Parent totaling $20,000,000.

10. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Partnership is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔% of "aggregate indebtedness", as defined.

At December 31, 2008, the Company had net capital and net capital requirements of $83,448,225 and $547,336, respectively.

**BLUEFIN TRADING, LLC**

**NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued**
**December 31, 2008**

11   **Fair Value Disclosure**

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

**Level 1 Inputs** - quoted prices in active markets for identical assets or liabilities at the reporting date.

**Level 2 Inputs** - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

**Level 3 Inputs** - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

| | **Level 1** | |
| | **Assets** | **Liabilities** |
| | **Securities Owned** | **Securities Sold, Not Yet Purchased** |
| **Stocks** | $ 148,026,148 | $ 119,890,374 |
| **Options** | 153,273,835 | 120,745,793 |
| | $ 301,299,983 | $ 240,636,167 |

At December 31, 2008, the Company did not have any level 2 or 3 investments.

SUPPLEMENTAL SCHEDULES

| BROKER OR DEALER: | BLUEFIN TRADING, LLC | as of **December 31, 2008** |
|---|---|---|

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership (from Statement of Financial Condition- Item 1800) | | $ 89,413,442 | [3480] |
| 2. | Deduct: Ownership equity not allowable for net capital | | | [3490] |
| 3. | Total ownership equity qualified for net capital | | $ 89,413,442 | [3500] |
| 4. | Add:<br>A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | [3520] |
| | B. Other (deductions) or allowable subordinated liabilities | | | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | $ 89,413,442 | [3530] |

6. Deductions and/or charges:
   A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)    $ 1,255,310 [3540]
      1. Additional charges for customers' and non-customers' security accounts [3550]
      2. Additional charges for customers' and non-customers' commodity accounts [3560]
   B. Aged fail-to-deliver [3570]
      1. Number of items [3450]
   C. Aged short security differences- less reserved of [3460] [3580]
      2. Number of items [3470]
   D. Secured demand note deficiency [3590]
   E. Commodity futures contract and spot commodities proprietary capital charges [3600]
   F. Other deductions and/or charges [3610]
   G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x) [3615]
   H. Total deduction and/or charges    $ (1,255,310) [3620]

| | | | | |
|---|---|---|---|---|
| 7. | Other additions and/or allowable credits (List) | | | [3630] |
| 8. | Net Capital before haircuts on securities positions | | $ 88,158,132 | [3640] |

9. Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):
   A. Contractual securities commitments [3660]
   B. Subordinated securities borrowings [3670]
   C. Trading and Investment securities
      1. Bankers' acceptance, certificates of deposit, and commercial paper [3680]
      2. U.S. and Canadian government obligations [3690]
      3. State and municipal government obligations [3700]
      4. Corporate obligations [3710]
      5. Stocks and warrants    $ 4,709,907 [3720]
      6. Options [3730]
      7. Arbitrage [3732]
      8. Other securities [3734]
   D. Undue concentration [3650]
   E. Other (List) [3736]    $ (4,709,907) [3740]

| | | | | |
|---|---|---|---|---|
| 10. | Net Capital | | $ 83,448,225 | [3750] |
| | | | OMIT PENNIES | |

### Non-Allowable Assets (line 6.A):

| | | |
|---|---|---|
| Exchange memberships | $ | 300,000 |
| Fixed assets, net | | 546,997 |
| Other assets | | 408,313 |
| | $ | 1,255,310 |

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

| BROKER OR DEALER: | BLUEFIN TRADING, LLC | as of **December 31, 2008** |
|---|---|---|

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 547,336 | [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 100,000 | [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 547,336 | [3760] |
| 14. | Excess net capital (line 10 less 13) | $ | 82,900,889 | [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 82,627,221 | [3780] |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | |
|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | $ | 8,210,040 | [3790] |
| 17. | Add:<br>A. Drafts for immediate credit [3800]<br>B. Market value of securities borrowed for which no equivalent value is paid or credited [3810]<br>C. Other unrecorded amounts (List) [3820] | | | [3830] |
| 18. | Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) | | | [3838] |
| 19. | Total aggregate indebtedness | $ | 8,210,040 | [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | 10% | [3850] |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | [3860] |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits | | [3870] |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | | [3880] |
| 24. | Net capital requirement (greater of line 22 or 23) | | [3760] |
| 25. | Excess net capital (line 10 less 24) | | [3910] |
| 26. | Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) | | [3851] |
| 27. | Percentage of Net Capital, _after_ anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8) | | [3854] |
| 28. | Net capital in excess of:<br>5% of combined aggregate debit items or $300,000 | | [3920] |

## OTHER RATIOS

**Part C**

| | | | |
|---|---|---|---|
| 29. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | [3860] |
| 30. | Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital | | [3852] |

NOTES:
A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**
B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.
C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

# BLUEFIN TRADING, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
## PURSUANT TO RULE 15c3-3
### December 31, 2008

The Company did not handle any customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.

# BLUEFIN TRADING, LLC

## COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
## PURSUANT TO RULE 15c3-3
### December 31, 2008

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2008 and does not have any PAIB accounts.

# BLUEFIN TRADING, LLC

## INFORMATION RELATING TO THE POSSESSION OR CONTROL
## REQUIREMENTS UNDER RULE 15c3-3
### December 31, 2008

The Company did not handle any customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## INDEPENDENT AUDITORS' REPORT
## ON INTERNAL CONTROL

To the Member of
Bluefin Trading, LLC

In planning and performing our audit of the statement of financial condition of Bluefin Trading, LLC (the "Company") as of December 31, 2008, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)     Making quarterly securities examinations, counts, verifications, and comparisons

(2)     Recordation of differences required by Rule 17a-13

(3)     Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Ryan & Juraska*

Chicago, Illinois
February 25, 2009

**BLUEFIN TRADING, LLC**

**STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)**

**December 31, 2008
AVAILABLE FOR PUBLIC INSPECTION**